EXHIBIT B

                              GABRIEL CAPITAL GROUP
                                 450 Park Avenue
                            New York, New York 10022


                                            November 19, 1996


Mr. Leonard G. Levine
President
Banyan Mortgage Investment Fund
150 S. Wacker Drive, Suite 2900
Chicago, Illinois 60606

Dear Mr. Levine:

         In light of our letters to you dated May 14 and May 17 of this year, it should come as no surprise that Gabriel Capital, L.P. and its affiliates intend to vote against the proposed RGI- U.S. merger. Having carefully reviewed management's stated reasons in support of the RGI merger, we remain convinced that the RGI merger is ill-advised and not in the best interest of Banyan's public shareholders. The recent all-cash offer made by Apollo Real Estate Advisors II, L.P. underscores the disingenuousness of management's suggestion that the RGI-U.S. transaction is the only available solution to Banyan's liquidity problems. Your apparent failure to promptly disclose the Apollo offer can only be characterized as astonishing and an egregious affront to shareholders.

         If the RGI transaction is not approved by shareholders -- an outcome we fully expect -- Gabriel or its designee would remain interested in making a significant equity investment in Banyan as outlined in our May letters. Gabriel also remains ready, willing and able to move quickly in consummating the transaction. Toward this end, given Banyan's immediate liquidity needs, it is entirely appropriate for you to allow Gabriel to commence its due diligence investigation now. A direct investment by Gabriel will offer the Board an alternative which will allow those shareholders who wish to retain their Banyan investment the opportunity to do so.

         Please provide copies of this letter to the other Banyan directors. Gabriel and its advisors are available at your reasonable convenience to discuss these matters. We wish to emphasize, however, that we would oppose the RGI transaction even if we were not willing to participate in a transaction to create additional liquidity for Banyan.

                                            Very truly yours,

                                            GABRIEL CAPITAL, L.P.


                                            By:/s/ Jack N. Mayer
                                               -------------------------------
                                               Jack N. Mayer, Authorized Agent


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